Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

December 27, 2013

Via EDGAR and United Parcel Service

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enerpulse Technologies, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed November 14, 2013

File No. 333-191471

Dear Ms. Block:

On behalf of Enerpulse Technologies, Inc. (the “Company”), we are responding to the comments in the letter from the Staff dated November 27, 2013, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on November 14, 2013 (“Amendment No. 1”). We are including a courtesy marked copy of the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”) indicating the changes made thereon from the Amendment No 1 to the Initial S-1 filed with the Commission.

The responses below have been numbered to correspond with the comments in your November 27, 2013, letter.

General

1.	Please refer to our prior comment 1. Please continue to make conforming changes to your Form S-1 based on any comments we have on your Form 8-K, as applicable.

Company Response to Comment 1:

The Company respectfully informs the Staff that it has revised Amendment No. 1 to reflect these conforming changes.

Securities and Exchange Commission

Division of Corporate Finance

December 27, 2013

Outside cover page of prospectus

2.	We note your response to our prior comment 5. We note that no shares of your common stock have publicly traded on the OTCQB to date and that you state at page 25 that you currently do not have a market maker. Please explain to us why you state that sales of the shares “may be made at prevailing market prices.”

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the requested information. Please see the outside cover page and page 33 of Amendment No. 2.

3.	We note your response to our prior comment 6. We note that there is no public market for the Underwriter Warrants. Please state a bona fide estimate of the offering price for the Underwriter Warrants or revise to clearly explain the method by which the price is to be determined.

Company Response 3:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the requested information. Please see the outside cover page and page 33 of Amendment No. 2.

Summary, page 8

Company Information, page 12

4.	We note your response to our prior comment 2. Please revise the discussion of exemptions available to you as an Emerging Growth Company on page 12 to also discuss the exemption from Section 14A(b) of the Securities Exchange Act of 1934.

Company Response 4:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the requested information. Please see pages 13 and 25 of Amendment No. 2.

5.	Please refer to the last paragraph in this section. Please remove the discussion regarding exemptions for a smaller reporting company from holding a nonbinding advisory vote on executive compensation and shareholder approval of golden parachute payments.

Company Response 5:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the requested information. Please see page 13 of Amendment No. 2.

***

Securities and Exchange Commission

Division of Corporate Finance

December 27, 2013

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated November 27, 2013. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C Lee

Mark C Lee

Shareholder

Enclosures

Securities and Exchange Commission

Division of Corporate Finance

December 27, 2013

ACKNOWLEDGEMENT

In connection with Enerpulse Technologies, Inc.’s (the “Company”) letter dated December 27, 2013, addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENERPULSE TECHNOLOGIES, INC.

/s/ Joseph E. Gonnella

_____________________________

Joseph E. Gonnella, Chief Executive Officer